

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 2, 2016

Zhongbo Jia
Chief Executive Officer
JACC Studios Inc.
18124 Wedge Pkwy, Ste 1050
Reno, NV 8951

> **Re: JACC Studios Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 12, 2016**
> **File No. 333-207103**

Dear Mr. Jia:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 22

1.   We note your response to prior comment 1 and the cost estimates and financial projections added to this section. You must be able to substantiate on a reasonable basis all of projections and assertions that you make in the registration statement. Accordingly, please provide us with support for each of the financial projections included in this section. Alternatively, please revise to remove these financial projections. Refer to Item 10(b)(1) of Regulation S-K.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc: Greg Wilkin, Esq.
        Novi & Wilkin